UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                             Union Community Bancorp
                         -------------------------------
                                (Name of Issuer)


                         Common Stock, without par value
                         -------------------------------
                         (Title of Class of Securities)


                                   906054 10 1
                         -------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages

CUSIP No. 906054 10 1                 13G                      Page 2 of 4 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          Union Community Bancorp Employee Stock Ownership Plan and Trust Employer ID Number has been applied for.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         N/A                                                         (a) [ ]

                                                                     (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION                  Indiana
--------------------------------------------------------------------------------

NUMBER OF         5        SOLE VOTING POWER                   Zero
SHARES            --------------------------------------------------------------
BENEFICIALLY      6        SHARED VOTING POWER                 184,000 Shares
OWNED BY          --------------------------------------------------------------
EACH              7        SOLE DISPOSITIVE POWER              Zero
REPORTING         --------------------------------------------------------------
PERSON WITH       8        SHARED DISPOSITIVE POWER            184,000 Shares

--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          184,000 Shares
--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9              8%
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*                                    EP
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)      Union Community Bancorp

(b)      221 East Main Street, Crawfordsville, Indiana  47933


Item 2.

(a)      Union Community Bancorp Employee Stock Ownership Plan and Trust

(b)      c/o Home Federal Savings Bank, 501 Washington Street, Columbus, Indiana
         47201

(c)      Indiana

(d)      Union Community Bancorp Common Stock, without Par Value

(e)      906054 10 1


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund


Item 4.  Ownership

(a)      184,000

(b)      8%

(c)      (i)      0
         (ii)     184,000
         (iii)    0
         (iv)     184,000


Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the Union Community Bancorp Employee Stock Ownership Plan and Trust Agreement, the Administrative Committee which administers the plan has the authority to direct the manner in which dividends and/or proceeds from the sale of securities are distributed.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.  Identification and Classification of Member of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Date   January 9, 1998

                                                Home Federal Savings Bank,
                                     as Trustee for the Union Community Bancorp
                                       Employee Stock Ownership Plan and Trust


                                      By:  /s/ David L. Fisher
                                           -------------------------------------
                                           David L. Fisher, Senior Vice
                                           President and Trust Officer